SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

13 March 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007703

SUPPL

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Announcement – Termination of ADR Programme

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 12 March.2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/31

Brenda Cheung
Company Secretary

Encl.

SEC MAIL
MAR 21 2003
WASH. D.C.

MASNET No. 80 OF 12.03.2003
Announcement No. 83

ROLY INTERNATIONAL HOLDINGS LTD

Announcement - Termination of ADR Programme

The directors of Roly International Holdings Ltd. ("Company") wish to announce that, at the request of the Company, a notice of termination ("Notice") dated 7 March 2003 was given by The Bank of New York (" Bank"), as depositary, to terminate the American Depositary Receipts Programme ("ADR Programme") with effect from 5 June 2003.

Pursuant to the Notice, holders of the ADRs are instructed to surrender their ADRs at the cancellation fee of US$0.05 or less to the Bank for cancellation and withdrawal of the underlying ordinary shares of US$0.10 each of the Company ("Shares"). Each unit of ADRs represents 10 Shares.

The ADR Programme of the Company was established in June 1996. Having reviewed the trading volume of the ADRs in recent years and considered the costs and potential liabilities associated with the ADR Programme, the directors of the Company believe that it is in the interest of the Company to exit from the ADR Programme for the moment.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 12/03/2003 to the SGX